EXHIBIT 77C

FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND INCORPORATED
 (the "Fund")

Meeting of Shareholders

On April 15, 2010, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the following purpose: (i) election of Directors of the Fund. The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

    Name             For           Withheld
    Morgan Gust      10,108,758    143,790
    Karen H. Hogan   10,110,398    142,150

Donald F. Crumrine, David Gale and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.